SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 1, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: PARTNER COMMUNICATIONS ANNOUNCES THE ENTERING INTO LOAN AGREEMENTS

PARTNER COMMUNICATIONS ANNOUNCES THE ENTERING
 INTO LOAN AGREEMENTS

Rosh Ha’ayin, Israel, December 1, 2014 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announces that during the last week, the Company has engaged in loan agreements, as follows:

1.
A loan agreement with a banking institution regarding an immediate loan in the principal amount of NIS 100 million, which will bear unlinked shekel interest at the rate of 2.93% per annum for 8 years, of which the principal will be paid in equal quarterly payments from the fourth until the eighth year.

2.
A loan agreement with a banking institution regarding an immediate loan in the principal amount of NIS 100 million, which will bear unlinked shekel interest at the rate of 3.08% per annum for 8 years, of which the principal will be paid in equal quarterly payments from the fourth until the eighth year.

3.
A loan agreement with a group of institutional corporations, according to which in December 2017, the lenders will provide the Company with a loan in the principal amount of NIS 100 million, which will bear unlinked shekel interest at the rate of 4.44% per annum, of which the principal will be paid in variable quarterly payments over five years. If any of the "Events of Defaults" set forth in the agreement shall arise during the period between the date of engagement in the agreement and the date of provision of the loan, the lenders shall be allowed, under the conditions defined in the agreement, not to provide the loan.

4.
A loan agreement with a group of institutional corporations, according to which in December 2017, the lenders will provide the Company with a loan in the principal amount of NIS 100 million, which will bear unlinked shekel interest at the rate of 4.34% per annum, of which the principal will be paid in variable quarterly payments over five years. If any of the "Events of Defaults" set forth in the agreement shall arise during the period between the date of engagement in the agreement and the date of provision of the loan, the lenders shall be allowed, under the conditions defined in the agreement, not to provide the loan.

Additional main terms, included in each of the above mentioned agreements, are as follows:

a.	The loan is not secured by any liens;
b.
The Company’s principal undertakings towards the lenders relating to financial covenants, the creation of liens, the engagement in a merger transaction and in sale transactions, are identical to those prescribed in the previous bank loan agreements in which the Company has engaged in the past (“the Existing Loan Agreements”);

c.
The grounds for calling for the immediate repayment of the loan (Events of Default) are the customary grounds in agreements of this type and are identical to the Events of Defaults in the Existing Loan Agreements;

d.	The Company has the right to repay the loan by way of immediate repayment, subject to the payment of an early repayment fee, as specified in the agreement.

The purpose of the loans is to refinance existing debt and/or to finance operating activities under the Company's ordinary course of business.

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe," "anticipate," "expect," "intend," "strive," "seek," "plan," "could," "may," "foresee," "target," "objective," declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. Any statement, other than a statement of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or to sustain or expand the current market share in existing or new markets, plans to reduce expenses and any other statement regarding a future event or potential opportunity, is a forward-looking statement.

We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, about the macro-economic environment, about consumer habits and preferences when using cellular telephones, trends in the Israeli communications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and conjectures, the forward-looking events mentioned in this press release might not transpire, and actual results may differ materially from the anticipated results. For further information regarding the above-mentioned risks, uncertainties and conjectures and other risks we face, please see "Item 3. Key Information - 3D. Risk Factors," "Item 4. Information about the Company," "Item 5. Operating and Financial Review and Prospects," "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F, and the Company’s other reports on Form 6-K, which were submitted to the United States Securities Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: December 1, 2014